Filed pursuant to Rule 424(b)(3)

File No. 333-252344

VALKYRIE BITCOIN FUND

(the “Trust”)

Supplement dated January 19, 2024

to

Prospectus dated January 10, 2024

This supplement updates the prospectus dated January 10, 2024 of the Trust with the following information. It should be read in its entirety and kept together with your prospectus(es) for future reference.

The following information replaces the “Relationship to CoinShares” section of the prospectus that appears under the caption “THE SPONSOR”:

Relationship to CoinShares

On January 12, 2024, CoinShares International Limited (“CoinShares”) exercised an option to purchase certain rights and assets of Valkyrie Investments Inc., the parent of the Sponsor. Neither the Trust nor the Sponsor is a party to the option agreement. As a result of the transactions contemplated by the option, CoinShares may become an affiliate of the Sponsor. Whether, when and how CoinShares becomes an affiliate of the Sponsor will be determined through the negotiation of a definitive agreement by Valkyrie Investments Inc. and CoinShares. Furthermore, the completion of the transactions contemplated by the option are subject to satisfactory completion of CoinShare’s due diligence and obtaining the approval of the CoinShares board. There can be no guarantee that any transactions contemplated by the option will be consummated or whether such transactions would result in the Sponsor becoming an affiliate of CoinShares. The Sponsor will notify Shareholders of the completion of the transactions contemplated by the option by means of a prospectus supplement or Current Report on Form 8-K.